

October 24, 2013

Via E-mail
Mr. Monty J. Bennett
Chief Executive Officer
Ashford Hospitality Trust, Inc.
14185 Dallas Parkway
Suite 1100
Dallas, TX 75254

> **Re: Ashford Hospitality Trust, Inc.**
> **Form 10-K**
> **Filed March 1, 2013**
> **File No. 001-31775**
>
> **Form 10-Q**
> **Filed August 7, 2013**
> **File No. 001-31775**

Dear Mr. Bennett:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2012

Non-GAAP Financial Measures, page 51

1.   We note that you have excluded impairment charges from EBITDA, but your narrative on page 51 indicates that impairment charges should be a reconciling item to calculate Adjusted EBITDA. Please advise, and in your response, tell us what consideration you gave to Question 103.01 of the Compliance and Disclosure Interpretations: Non-GAAP Measures which can be found at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm. Please also revise

your disclosure to explain the "various other items" that are excluded from Adjusted EBITDA, including a discussion of why their exclusion results in a measure that is useful to shareholders. Refer to Item 10(e)(1)(i)(C).

Consolidated Statements of Operations, page 57

2.   To the extent that other income remains a material line item on the consolidated statements of operations, please revise to separately state material amounts included within other income on the face of the statement of operations or in a note thereto. Refer to Rule 5-03.7 of Regulation S-X.

Note 5. Investment in Unconsolidated Joint Ventures, page 69

3.   We note that you have a 71.74% interest in PIM Highland joint venture and that you have determined that the joint venture is a variable interest entity. It appears that you have determined that you are not the primary beneficiary because you do not have the power to direct the activities that most significantly impact the VIE's economic performance. Please tell us which activities most significantly impact the VIE's economic performance and tell us what happens if a vote on a significant matter is deadlocked. In addition please tell us if either party is required to consent to any significant activity of the entity or is there any contractual clauses that determine how to break a deadlock. For reference see ASC 810-10-25.

Form 10-Q for the quarter ended June 30, 2013

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

4.   Please tell us what consideration you gave to discussing the impact of the Ashford Hospitality Prime spinoff in the MD&A. Refer to Item 303(A)(3)(ii) of Regulation S-K and FR-72: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristi Marrone at (202) 551-3429 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Branch Chief

cc: David Brooks, General Counsel (via E-mail)